UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the fiscal year ended December 31, 2006.

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

for the transition period from to .

Commission File Number 001-14841

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MARKWEST HYDROCARBON, INC.

1515 Arapahoe Street

Tower 2, Suite 700

Denver, Colorado, 80202-2126

(303) 925-9200

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Index to Financial Statements and Supplemental Schedule

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits at December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year) as of December 31, 2006

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Denver, Colorado

We have audited the accompanying statements of net assets available for benefits of MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  Such schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the 2006 basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Denver, Colorado

June 29, 2007

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS:
Investment - at fair value:
Common collective trust fund	$1,848,013	$1,297,284
Mutual funds	9,791,847	7,635,556
MarkWest Hydrocarbon, Inc. common stock	13,657,438	5,339,230
Participant loans	258,307	224,003

Total investments	25,555,605	14,496,073

Receivables:
Employee contributions	10,327	4,004
Employer match	6,523	2,528
Loan interest receivable	482	186
Receivable for securities sold	48,969	5,422

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	25,621,906	14,508,213

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust fund)	18,574	14,728

NET ASSETS AVAILABLE FOR BENEFITS	$25,640,480	$14,522,941

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2006

ADDITIONS:
Contributions:
Participants:
Deferral	$1,627,401
Rollover	361,778

Employer contributions, net of forfeitures applied	965,604
Total Contributions	2,954,783

Investment Income:
Net appreciation of investments:
Mutual funds	532,924
MarkWest Hydrocarbon, Inc. common stock	7,842,615
Interest and dividends	748,338
Net investment income	9,123,877

DEDUCTIONS:
Benefits paid to participants	(958,806)
Loan administration and investment management fees	(2,315)
Total deductions	(961,121)

INCREASE IN NET ASSETS	11,117,539

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	14,522,941
End of year	$25,640,480

See accompanying notes to financial statements.

MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan

Notes to Financial Statements as of December 31, 2006 and 2005, and for the Year Ended December 31, 2006

1.              Description of Plan

The MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan (the “Plan”) is a defined contribution plan established on April 1, 1988 under the rules of Internal Revenue Code (the “Code”) Section 401(k).  Participants should refer to the Plan Agreement for more complete information.

Participation

All full-time, permanent employees of MarkWest Hydrocarbon, Inc. (the “Company”) are eligible to participate in the Plan.  Eligibility to participate begins with the first day of the month following employment.

Employee Contributions

The Plan allows eligible participants to contribute a portion of their salaries or wages to the Plan on a before-tax basis within limits defined by the Plan.  The maximum contribution for a participant may not exceed the annual maximum limits established under Code Section 402(g) (generally, $15,000 for 2006).  All income earned from invested contributions accumulates tax deferred until withdrawal.

Participants may change the level of their contribution or suspend contributions entirely to the Plan at any time during the Plan year.  Notice of suspension must be made in writing at least 30 days in advance.  Rollovers represent funds that new participants bring into the Plan from previous employer-qualified plans.

Company Matching Contributions

The Company provides a matching contribution of 100 percent of each participant’s contributions up to a maximum of 6 percent of compensation.  Company contributions are invested in accordance with Participant elections. Additionally, a discretionary contribution may be made based on the profitability of the Company.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, matching contributions made by the Company and an allocation of discretionary contributions made by the Company, if any, and plan earnings or losses and expenses which are allocated based on the participant account balance.

Vesting

Employee contributions are fully vested upon contribution while Company contributions vest at 25 percent per year of service.  Participants are fully vested in the Company contributions after four years of service.  Forfeitures of $200,217 were utilized during 2006 by the Company to offset Company matching and discretionary contributions funded during 2006.  As of December 31, 2006 and 2005, there were $89,493 and $83,176 respectively, in the unvested forfeiture account.

Distribution of Benefits

Distributions to employees are normally made upon termination of employment upon submission of a written request in accordance with Plan provisions. Benefits paid to participants are recorded upon distribution.

At any time, but not more frequently than once a year, a participant with an immediate and critical need may request a hardship withdrawal in an amount no greater than is necessary to satisfy such financial hardship.  Such request must receive approval of the Company’s benefit administrator.

Participant Loans

Per the Plan document, the loan interest rates must be deemed reasonable by the Plan Administrator. Historically, the Plan has charged interest at 1percent above the published prime rate and loans are limited to the lesser of $50,000 or 50 percent of a participant’s vested account balance.

2.              Summary of Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Mutual funds and the Company’s common stock are stated at fair value based on the quoted market price on the last business day of the Plan year.

The fully benefit-responsive common collective trust fund (the Fidelity Managed Income Portfolio Fund), is stated at fair value and then adjusted to contract value.  Fair value of the trust fund is calculated by discounting the relate cash flows based on current yields of similar instruments with comparable durations based on the quoted market prices, if available, of the underlying securities.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation in fair value of its investments, which consists of realized gains and losses, and the unrealized appreciation (depreciation) on those investments.

Participant loans are valued at the outstanding loan balances.  Interest income is recorded as earned on an accrual basis.  Transactions are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Adoption of New Accounting Guidance

The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”).  The FSP is effective for financial statement periods with annual periods ending after December 15, 2006.  As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2005.

Administrative Expenses

Certain costs and expenses incurred in establishing, amending and administering the Plan, including the fees and expenses of the trustees, are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to use estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities.  Actual results could differ from those estimates.

Concentrations, Risks and Uncertainties

The Plan has a concentration of investments in the Company’s stock. A change in the value of the Company’s stock could cause the value of the Plan’s net assets available for benefits to change materially due to this concentration.

The Plan provides for various investment options in mutual funds and other investment securities.  Investment securities, in general, are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.              Plan Termination

Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time.  In the event of termination of the Plan, participants would become fully vested in all accounts and the assets of the Plan shall be distributed to the participants in proportion to their respective account balances.

4.              Investments

All funds are managed by Fidelity Management Trust Company, the Trustee.  The assets are maintained under the Employee Retirement Income Security Act of 1974 (“ERISA”) guidelines provided by the Company. The fair values of investments that represent 5 percent or more of the Plan’s net assets are as follows:

	December 31,
	2006		2005
	(in dollars)	(in shares)	(in dollars)	(in shares)
MarkWest Hydrocarbon, Inc. common stock	$13,657,438	281,281	$5,339,230	242,555
Fidelity Blue Chip Growth Fund	1,561,335	35,237	1,386,314	32,120
Fidelity Managed Income Portfolio Fund	1,848,013	1,866,587	1,297,284	1,312,012
Fidelity Dividend Growth Fund	*	*	899,999	31,261
Fidelity U.S. Bond Index Fund	*	*	802,062	73,584
Spartan U.S. Equity Index Fund	*	*	731,545	16,566

* less than 5 percent at year end.

In addition to the Company’s common stock, participating employees are offered various investment options in mutual funds and a common collective trust fund.

5.              Income Tax Status

The Plan uses a prototype plan document sponsored by Fidelity.  Fidelity received an opinion letter from the Internal Revenue Service (the “IRS”), dated October 9, 2003, which states that the prototype document satisfies the applicable provisions of the Internal Revenue Code (the “IRC”).  The Plan itself has not received a determination letter from the IRS.  However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income tax has been included in the Plan’s financial statements.

6.              Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund.

At December 31, 2006 and 2005, the Plan held 281,281 and 242,555 shares, respectively, of common stock of MarkWest Hydrocarbon, Inc., the sponsoring employer, with a cost basis of $2,698,363 and $1,837,866 respectively. During the year ended December 31, 2006 and 2005, the Plan recorded dividend income of $218,563 and $286,944, respectively.

7.              Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005.

	2006	2005

Net assets available for benefits per the financial statements	$25,640,480	$14,522,941
Adjustment to contract value for fully benefit-responsive investment contracts	(18,574)	—
Less: Contributions receivable	(17,332)	(6,718)
Less: Delinquent loans deemed distributions	(9,348)	(8,828)
Net assets available for benefits per the Form 5500	$25,595,226	$14,507,395

The following is a reconciliation of the increase in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2006.

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$11,117,539
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(18,574)
Less: Delinquent loans deemed distributions for the year ended December 31, 2006	(9,348)
Add: Delinquent loans deemed distributions for the year ended December 31, 2005	8,828
Less: Contributions receivable for the year ended December 31, 2006	(17,332)
Add: Contributions receivable for the year ended December 31, 2005	6,718
Net income per Form 5500	$11,087,831

Form 5500, Part IV, Schedule H, Line 4i-Schedule of Assets (Held at End of Year As of December 31, 2006

(a)	(b)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Current Value

	ABF Large Cap Growth Fund	$146,852
	AIM Small Capital Growth IS Fund	220,937
	Oakmark Equity & Income Fund	822,856
*	MarkWest Hydrocarbon, Inc. common stock	13,657,438
*	Fidelity Blue Chip Growth Fund	1,561,335
*	Fidelity Diversified International Fund	1,197,137
*	Fidelity Dividend Growth Fund	1,046,320
*	Fidelity Freedom Income Fund	53,983
*	Fidelity Freedom 2000 Fund	31,836
*	Fidelity Freedom 2005 Fund	1,346
*	Fidelity Freedom 2010 Fund	851,814
*	Fidelity Freedom 2015 Fund	74,408
*	Fidelity Freedom 2020 Fund	1,163,227
*	Fidelity Freedom 2025 Fund	144,410
*	Fidelity Freedom 2030 Fund	304,816
*	Fidelity Freedom 2035 Fund	142,764
*	Fidelity Freedom 2040 Fund	64,445
*	Fidelity Value Fund	15,042
*	Fidelity Leveraged Company Stock Fund	172,203
*	Fidelity Managed Income Portfolio Fund	1,848,013
*	Fidelity U.S. Bond Index Fund	709,331
	RS Partners Fund	98,411
	Ranier Small/Mid Cap Fund	175,059
*	Spartan U.S. Equity Index Fund	754,919
	WFA Small Cap Val Z Fund	38,396
*	Participant loans (interest rates ranging from 5.0% to 10.5%)	258,307
	Total	$25,555,605

*                 Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

MARKWEST HYDROCARBON, INC. 401(k) Savings and Profit Sharing Plan

Date: June 29, 2007	By:	/s/ NANCY K. BUESE
Nancy K. Buese
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Exhibit

23.1	Consent of DELOITTE & TOUCHE LLP for the MarkWest Hydrocarbon, Inc. 401(k) Savings and Profit Sharing Plan